ECOTALITY, INC.
Four Embarcadero Center, Suite 3720
San Francisco, California 94111

February 25, 2011

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	ECOtality, Inc.
Request to Withdraw Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (File No. 333-172160)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, ECOtality, Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Post-Effective Amendment No. 1 to Form S-1 on Form S-3, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 11, 2011 (the “Post-Effective Amendment”).

The Post-Effective Amendment is being withdrawn because it was filed with an incorrect file number.  The Registrant intends to re-file a Post-Effective Amendment No. 1 to Form S-1 on Form S-3 with the correct file number.  The Registrant confirms that the incorrectly filed Post-Effective Amendment has not been declared effective and that no securities have been sold pursuant to it.  Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment as soon as possible.

If you have any questions regarding this application for withdrawal, please contact Samuel Dibble of Farella Braun + Martel LLP at (415) 954-4961.

Thank you for your time and attention to this matter.

ECOTALITY, INC.

By:	/s/ H. Ravi Brar
Name: H. Ravi Brar
Title: Chief Financial Officer